CONSENT AND CERTIFICATE OF QUALIFIED PERSON

To: British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec
Toronto Stock Exchange

The undersigned hereby consents to the public filing of the written disclosure of the technical report titled "Palangana and Hobson Uranium In-Situ Leach Project, Duval and Karnes Counties, Texas" dated November 10, 2005 (the "Report") and any extracts from or a summary of the Report in the management information circular dated June 25, 2007 (the "Information Circular") of Energy Metals Corporation (the "Company") or any document incorporated therein.

The undersigned hereby confirms that the undersigned has read the Information Circular and believes that the Information Circular fairly and accurately represents the information in the Report that supports the disclosure and the undersigned has no reason to believe that there are any misrepresentations in the information contained in the Information Circular that are derived from the Report or within the knowledge of the undersigned as a result of the services performed by the undersigned in connection with the Report.

I, Robert E. Blackstone, M. of Sci., of 5031 East 16th Street, Casper, Wyoming, do hereby certify that:

1. I was employed as a Geologist by Standard Uranium Inc. to prepare the Report.
2. See Attached Sheets.
3. The property was visited in conjunction with the preparation of the Report in 2005.
4. I am responsible for the preparation of the Report.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 and certify that by reason of my education, professional registration, and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I hereby certify that I am independent of the Company as described in Section 1.4 of NI 43-101.
7. Prior to the preparation of the Report I had no involvement with the property.
8. I have read NI 43-101 and Form 43-101F1, and the Information Circular has been prepared in compliance with same.
9. To the best of my knowledge, information and belief, the Information Circular contains all scientific and technical information that is required to be disclosed to make the Information Circular not misleading.
10. I consent to the filing of the Information Circular with any stock exchange and other regulatory authority.

Robert E. Blackstone

June 25, 2007

Blackstone & Associates Geological Consulting
4060 Bretton Drive
Casper, Wyoming 82609

Ph: 307-262-5200

Home Address
5031 East 16th Street
Casper, Wyoming 82609

Ph: 307-266-2899

Education: B.S. Geology, Kent State University, 1970
M.S. Geology, University of Wyoming, 1976

Registration: American Institute of Professional Geologists #7701
State of Wyoming, Professional Geologist #1588

Experience: 1 /2000 to present **Blackstone & Associates Geological Consulting** Casper, Wyoming

Owner

- Wellsite work and reports for coalbed methane as well as conventional oil and gas well drilling and installation.
- Drillsite work and reports for mineral exploration and development.
- Other geological investigations to include research, mapping, grant applications, feasibility studies, reports, presentations etc.

2 /89 to 1 /2000 **Rio Algom Mining Corp.** Glenrock, Wyoming

Manager, Reynolds Ranch Project

- Supervise exploration and development drilling programs for roll front uranium mineralization.
- Prepare status and project reports; conduct drill hole planning, prepare and manage multi-million dollar budget; supervise contractors and employees; conduct and evaluate results of various types of geological research; design and maintain various types of geophysical logging and mapping projects; prepare and give various types of project related presentations.
- Evaluate various types of mineral property submittals, evaluate oilfield water-flood projects, conduct geophysical surveys and investigate massive sulfide deposits as well as other base and precious metal prospects.

2 /82 to 2 /89 **Marathon Oil Company** Casper, Wyoming and Houston, Texas

Exploration and Development Geologist

- Generate exploration prospects within most basins of the western U.S., to include the basin and range and California, utilizing mapping, seismic and other geological techniques. Calculate reserve estimates.
- Review well record files to generate development well prospects and workover projects. Evaluate secondary recovery possibilities for producing well fields.
- Conduct well site work and prepare reports for exploration and development well drilling including well workover activities.

12 /76 to 2 /82	Kerr McGee Corporation	Casper, Wyoming

Senior Exploration and Development Geologist

- Conduct exploration and development drilling programs for roll front uranium mineralization and base and precious metals. Prepare project status reports, conduct drill hole planning and budgeting, supervise annual mineral claim assessment activities, supervise contractors and employees.
- Propose, conduct and evaluate results of various types of geological research; maintain various types of geophysical logging and mapping projects; prepare and give various types of project related presentations.

10/73 to 12/76	State of Wyoming, Dept. of Environmental Quality	Cheyenne / Lander, Wyoming

Land Quality Specialist

- Review mining project permit applications with regard to confirming background information addressing soils, geochemistry of waste rock, ground and surface water quality and vegetation.
- Formulate and revise reclamation plans where necessary to assure minimizing environmental disturbance and accomplishing the most efficient reclamation.
- Field monitoring and status report generation.

Professional Recognition and Publications:

Elected to the Sigma Gamma Epsilon, Earth Science Honorary, and awarded the "Geology Student of the Year" award at Kent State University in 1970. Received the Dean's List Remission of Fees Scholarship for 3 years while attending Kent State University. Awarded an N.D.E.A. Fellowship for attending graduate school at the University of Wyoming. Registered with the AIPG as Professional Geologist #7701 in 1989. Registered with the State of Wyoming as Professional Geologist #1588 in 1992. Served on the advisory board for the Tate Mineralogical Museum in Casper, Wyoming.

Publications:

1984 *Big Medicine Bow South Field Description*, S.E. Wyoming Oil and Gas Fields Symposium, Wyoming Geological Association, pg. 25-27.

1991 *Claim Staking Activities and Annual Assessment*, Quarterly Newsletter, Rio Algom Mining Corp. pg. 12-13.

Professional Affiliations:

Geological Society of America, American Association of Petroleum Geologists, American Geophysical Union, Society of Mining Engineers, Society of Petroleum Engineers, American Institute of Professional Geologists, Society of Professional Well Log Analysts, Mineralogical Society of America, Rocky Mountain Association of Geologists, Wyoming Geological Association, Society of Economic Paleontologists and Mineralogists.